September 1, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE
Washington, D.C. 20549

Attn: Taylor Beech and Dietrich King

Re:	Falcon’s Beyond Global, Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed August 14, 2023

File No. 333-269778

Dear Ms. Beech and Mr. King:

On behalf of our client, Falcon’s Beyond Global, Inc., a Delaware corporation (the “Company” or “Falcon’s”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 23, 2023 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-4, filed on August 14, 2023 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 4. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 4.

Amendment No. 4 to Registration Statement on Form S-4 filed on September 1, 2023

Risk Factors

After the completion of the Strategic Investment..., page 24

1.	Where you address conflicts of interest in this risk factor, revise to address the conflict of interest presented by the QIC Priority Commitment.

Response: As discussed with the Staff, the Company has revised the disclosure on pages 25 and 26 of Amendment No. 4 so as to clarify what the QIC Priority Commitment is and how it may impact the Company’s business.

Information About the Company
Recent Developments, page 204

2.	Your disclosure indicates that on July 27, 2023, the Company entered into the Strategic Investment and Subscription Agreement with Qiddiya Investment Company (“QIC”), and its affiliates. Please explain why the impact of these transactions has not been given effect in the Pro Forma Financial Information included on pages 76 through 93 of the filing pursuant to the guidance in Rule 11-01(a)(8) of Regulation S-X. Also, please revise to disclose the nature and terms of these transactions and the related agreements in a subsequent events note to the Company’s financial statements as required by ASC 855-1050.

Response: The Company respectfully advises the Staff that it has revised the Unaudited Pro Forma Condensed Combined Financial Information included on pages 22 and 83 to 90 to give effect to the impact of the Strategic Investment and Subscription Agreement with QIC, and the subsequent events note on page F-148 of the unaudited consolidated financial statements of the Company for the six months ended June 30, 2023 and 2022.

General

3.	Throughout your filing where you discuss the Strategic Investment, revise to include more detail regarding the Company Talent Incentive Program, including that it must include either (i) an equity pool equal to approximately 10% of FCG’s issued and outstanding equity or (ii) a cash bonus pool equal to $12.0 million (i.e., the remaining $12.0 million of the $30.0 million investment).

Response: As discussed with the Staff, the Company has revised the disclosure on the cover page and pages 206, 244 and 262 of Amendment No. 4 to include additional information about the Company Talent Incentive Program.

* * *

Please do not hesitate to contact Joel Rubinstein (212) 819-7642 or James Hu (212) 819-2505 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Cecil D. Magpuri, Chief Executive Officer, Falcon’s Beyond Global, Inc.

Joanne Merrill, Chief Financial Officer, Falcon’s Beyond Global, Inc.

Jonathan Rochwarger, Marie Elena Angulo, White & Case LLP

Stefan G. de Pozsgay, Evan M. D’Amico, Gibson, Dunn & Crutcher LLP